Exhibit 99.106

FORM 62-103F3

REQUIRED DISCLOSURE BY AN ELIGIBLE
INSTITUTIONAL INVESTOR UNDER SECTION 4.5(d)

Item 1 – Identity of the Eligible Institutional Investor

1.1	State the name and address of the eligible institutional investor.

MM Asset Management Inc. (“MM Asset”)

161 Bay Street

Suite 2240

Toronto, Ontario

M5J 2S1

MMCAP International Inc. SPC (“MMCAP”) is an investment fund advised by MM Asset.

Item 2 – Security and Reporting Issuer

2.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

WonderFi Technologies Inc. (the “Issuer”)

Suite 250, 780 Beatty Street

Vancouver, British Columbia

V6B 2M1

This report relates to common shares (“Shares”) in the capital of the Issuer.

2.2	State the designation and number or principal amount of voting or equity securities of the reporting issuer in respect of which the report is being filed and the securityholding percentage of the eligible institutional investor in the class of securities.

As at the end of March, 2022, MM Asset, on behalf of MMCAP, exercised control and direction over:

(i)	133,300 Shares;

(ii)	1,025,000 common share purchase warrants (the “February Warrants”), each February Warrant entitles the holder thereof to purchase an additional Share at the price of $3.10 per Share until February 4, 2024; and

(iii)	3,846,200 common share purchase warrants (the “October Warrants”), each October Warrant entitles the holder thereof to purchase an additional Share at the price of $2.55 per Share until October 26, 2024, representing approximately 2.94% of the Issuer’s 165,467,067 outstanding Shares as reported in its Management Discussion and Analysis dated February 10, 2022 and a press release dated March 25, 2022, calculated on a partially diluted basis.

Item 3 – Statement of Eligibility

3.1	MM Asset is eligible to file reports under Part 4 of National Instrument 62-103.

DATED this 11th day of April, 2022.

MM ASSET MANAGEMENT INC.

By:	“Hillel Meltz”
Hillel Meltz, President

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